

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

<u>Via E-mail</u>
Michael D. Carey
Chief Executive Officer
United American Petroleum Corp.
9600 Great Hills Trail
Suite 150W
Austin, TX 78759

> **Re:** **United American Petroleum Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 31, 2014**
> **File No. 000-51465**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Information Statement on Schedule 14C Filed January 31, 2014</u>

<u>General Information</u>

1. We note that on January 30, 2014, you received written consent for your amendment from stockholders holding approximately 64.14% of the voting power of the company. Separately, we note that the voting percentage of these certain beneficial owners and management adds up to 64.54%. Please explain or correct this discrepancy.

Increase in Authorized Shares

Purpose for the Increase in Authorized Common Stock

2.   We note your acknowledgement that you have entered into several convertible promissory notes that are convertible at a discount to your stock price. Please describe the terms of these convertible notes and the dilutive effect their conversion would have on common stockholders.

3.   We note your statement that "there are no present plans for *significant* [emphasis added] future issuances" of common stock. Please revise to state whether you have any specific plans, proposals, or arrangements to issue *any* additional authorized shares of common stock. Provide similar disclosure with respect to the preferred stock.

Additional Information

4.   Please revise the reference to the Commission's public reference facilities to refer to the correct address, which is 100 F Street, N.E., Washington, D.C. 20549.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Samuel E. Whitley